UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board and Committee Changes

On March 8, 2022, HeadHunter Group PLC (the “Company”) announced that each of Martin Cocker, Thomas Otter and Terje Seljeseth had tendered their resignations as members of the board of directors of the Company (the “Board”), effective as of March 7, 2022 (the "Resignation Effectiveness"). These directors informed the Company that they resigned as a result of recent geopolitical developments. Each of Mr. Cocker, Mr. Otter and Mr. Seljeseth served as a member of the Audit Committee of the Board (the "Audit Committee"). Mr. Seljeseth served as a member of the Compensation Committee of the Board (the "Compensation Committee"). Mr. Otter served as a member of the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee").

On March 7, 2022, upon recommendation of the Nominating Committee, the Board appointed Douglas Gardner, the founder and Managing Director of CAIGAN Capital, an advisory and director services firm, to serve on the Board, effective upon the Resignation Effectiveness. The Board also determined that Mr. Gardner qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

Also on March 7, 2022, upon recommendation of the Nominating Committee, the Board appointed (i) each of Olga Filatova, Douglas Gardner and Morten Heuing to serve as a member of the Audit Committee, (ii) Olga Filatova to serve as a member of the Compensation Committee, and (iii) Olga Filatova to serve as member of the Nominating Committee, in each case effective upon the Resignation Effectiveness. Following these appointments, (i) the Audit Committee is comprised of Olga Filatova, Douglas Gardner and Morten Heuing, with Mr. Gardner serving as chair, (ii) the Compensation Committee is comprised of Olga Filatova, Morten Heuing and Valentin Mashkov, with Mr. Mashkov serving as chair, and (iii) the Nominating Committee is comprised of Olga Filatova, Morten Heuing and Dmitri Krukov, with Mr. Krukov serving as chair.

Corporate Governance

The Company has previously disclosed in Item 16G of its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 that it follows the corporate governance practices of its home country, Cyprus, in lieu of certain of the corporate governance requirements of The Nasdaq Stock Market LLC (“Nasdaq”). In addition to the previously disclosed practices, the Company intends to rely on this "foreign private issuer exemption" with respect to: (i) Nasdaq Listing Rule 5605(d)(2), which requires an issuer to have a compensation committee comprised solely of independent directors; (ii) Nasdaq Listing Rule 5605(e)(1), which provides that director nominees must either be selected, or recommended for the Board's selection, either by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors; and (iii) Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have, among other things, a majority of its board members be independent.

INCORPORATION BY REFERENCE

The information in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-232778 and 333-231557) and Form F-3 (File No. 333-239560) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: March 8, 2022	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer